February 22, 2022

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549-3561

Attn: Pam Howell

Re:	Sound Point Acquisition Corp I, Ltd
Registration Statement on Form S-1 (as amended)
File No. 333-262354

Dear Ms. Howell:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, we hereby request acceleration of the effective date of the above-referenced Registration Statement on Form S-1 (File No. 333-262354) of Sound Point Acquisition Corp I, Ltd so that it may become effective at 4:00 p.m., Eastern Time, on February 24, 2022, or as soon as possible thereafter.

It would be appreciated if, as soon as the Registration Statement is declared effective, you would so inform Gerald M. Spedale at Gibson, Dunn & Crutcher LLP, our external counsel, at (346) 718-6888.

Sincerely,

SOUND POINT ACQUISITION CORP I, LTD

/s/ Stephen Ketchum
Name: Stephen Ketchum
Title: Chief Executive Officer

cc:	Gerald M. Spedale, Gibson, Dunn & Crutcher, LLP